Palash I. Pandya

Akerman Senterfitt LLP

335 Madison Avenue

Suite 2600

New York, NY 10017

Tel: 212.880.3800

Fax: 212.880.8965

April 24, 2012

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Fiesta Restaurant Group, Inc.
Amendment No. 3 to Form 10-12B
Filed April 5, 2012
File No. 001-35373

Dear Ms. Nguyen:

Set forth below is the response on behalf of Fiesta Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 24, 2012 (the “Comment Letter”) concerning the referenced Amendment No. 3 to Registration Statement on Form 10 which was filed with the Commission on April 5, 2012. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

Loan Lauren P. Nguyen

Securities and Exchange Commission

April 24, 2012

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Act of 2012 (“the Act”), please disclose on your information statement cover page that you are an emerging growth company, and revise your filing to provide the following additional disclosures:

•	How and when you may lose emerging growth company status;

•	A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act.

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

We have revised the disclosure as requested.

Loan Lauren P. Nguyen

Securities and Exchange Commission

April 24, 2012

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form 10, please feel free to call me (212-822-2240) or Wayne A. Wald (212-880-3841) of Akerman Senterfitt LLP, or Joseph A. Zirkman, Vice President, General Counsel and Secretary of the Company (315-424-0513, ext. 2333).

Sincerely,

/s/ Palash I. Pandya

Palash I. Pandya

cc:	Daniel T. Accordino
Tim Taft
Paul R. Flanders
Joseph A. Zirkman
Amy Geddes
David Humphrey
J. Nolan McWilliams
Wayne A. Wald